UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 6, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Trading statement and operating update for the six months ended 31 December 2019 and prior period restatement

Johannesburg, Thursday, 6 February 2020. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) is required in terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), to publish a trading statement as soon as the Company is satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next - being its interim results for the six months ended 31 December 2019 (“H1FY20”)- will differ by at least 20% from the financial results for the previous corresponding period.

Expected headline and basic earnings for the six month period ended
31 December 2019 (“FY20”)

Shareholders of Harmony are advised that a reasonable degree of certainty exists that net profit for the six months ended 31 December 2019 (“H1FY20”) will be R1.3 billion or 7 111% higher than for the corresponding six months ended 31 December 2018 (“the previous comparable period” or “H1FY19”) primarily due to an increase in revenue.

Headline earnings per share (“HEPS”) and earnings per share (“EPS”) are both expected to be 249 South African (“SA”) cents, which is 253 SA cents or 6 325% higher than the restated loss of 4 SA cents for the previous comparable period. In US dollar terms, HEPS and EPS are expected to be 17 US cents per share, compared to zero US cents per share for the previous comparable period.

Increase in revenue

Revenue increased by R1.7 billion or 12% mainly due to the higher gold price received. The average gold price received increased by 19% to R683 158/kg from R572 898/kg in December 2018. In US dollar terms, the average gold price received increased by 15% to US$1 447/oz from US$1 258/oz in December 2018.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

H1FY20 operating update

Total gold produced in H1FY20 in comparison to H1FY19 was 8% lower at 21 411kg (688 379oz), largely due to a 6% reduction in underground recovered grade to 5.29g/t (0.154oz/t). The decrease is attributable mainly to grade issues at Kusasalethu and Target. More information on our operational performance will be provided at our results presentation on 11 February 2020.
The average gold price received was 19% higher at R683 158/kg, resulting in operating free cash flow margins increasing from 8% to 13%.
All-in sustaining cost for all operations were 15% higher at R605 911kg (increase of 11% to US$1 283/oz), due to lower production.

Restatement of headline and basic earnings for the six months ended 31 December 2018

The financial statements for the six months ended 31 December have been restated due to a bona fide error related to the application of IAS 23 Borrowing costs. The restatement increases the comparative period’s amortisation and depreciation by R10 million as well as finance costs by R84 million and decreases net profit for the period as well as property, plant and equipment by R94 million. There is no impact on the comparative cash flow statement.

The restatement resulted in a loss per share of 4 SA cents (previously, earnings of 15 SA cents) and headline loss of 6 SA cents (previously, headline earnings of 14 SA cents). In US dollar terms the restatement resulted in a loss per share and headline loss per share of zero US cents (previously, earnings of 1 US cent).

Detailed information will be disclosed in the interim financial results.

Management has reviewed and updated the group's internal control processes in response to the error. The error was detected and corrected by June 2019 and therefore does not require a restatement of the June 2019 financial statements.

Harmony will publish its interim financial results for the six months ended 31 December 2019 on Tuesday, 11 February 2020.

Ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
6 February 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 6, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director